[redacted]

08005871

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

SEC Mail
Mail Processing
Section
NOV 06 2008
Washington, DC
106

BY COURIER

No/Date : ΓΙΔΙ : 53943 - 31 - 2008

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

PROCESSED
NOV 19 2008
THOMSON REUTERS

Enclosure
- An Announcement

11/17

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

PPC decided to extend the deadline for terminating the supply of power to Aluminium SA until a provisional measures decision of the Court, following the respective appeal of Aluminium SA, is issued. The hearing of above appeal is scheduled to be on 14/1/2009. It should be noted that Aluminium SA's injunction petition related to above appeal has been overruled on 22/10/2008.

Athens 3-11-2008

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : Γ|Δ1:538|3-11-2008

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure

- An Announcement

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

PPC SA informs the investor community that an article published in a weekly newspaper on 1/11/08, referring to a downgrading of the Company's credit rating by Standard and Poor's (S&P) in its September 26th 2008 report, is inaccurate.

In fact, the credit rating assigned to PPC from S&P remains BBB+. The only change made was in PPC's outlook from stable to negative.

In addition, regarding other references on PPC in the same article, the Company wishes to note that:

- PPC's Business Plan is going to be presented to the investor community on 18th of November 2008, following its approval by the Board of Directors. Therefore, any reference made, as in the article in question, to PPC needing € 7 bln to finance its investment plan for 2009-2014, is premature and invalid.
- The financial department of PPC never recommended the 'issuance of a €1 bln bond with medium term tenor, i.e. with repayment period of 7-8 years'. Therefore, the reference made in the publication regarding 'the mounting difficulties encountered by PPC in concluding a €1 bln bond' is absolutely inaccurate.
- The reference to current debt obligations of € 1, 46 bln that need to be settled within 2009 is inaccurate. As stated in the June 30th, 2008 Financial Statements of the Company, the amount of €1,46 bln is the current portion of long-term debt as of that date, and is repayable over the second half of 2008 and the first half of 2009. Having said that, and to avoid any further misinterpretations that may jeopardize PPC's credibility, we are obliged to note that all PPC's debt obligations that fell due during 1/7/2008-31/10/2008 were settled in full.

Athens, 3-11-2008.

END